For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Commences Metallurgical Studies of its River Valley PGM Deposit with SGS Canada Inc.

Vancouver, BC (July 24, 2012) – Pacific North West Capital Corp. (TSX: “PFN”; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce its acceptance of a proposal from SGS Canada Inc. for metallurgical testing on the River Valley platinum group metal (PGM) deposit, located 100 km to the northeast of Sudbury (Figure 1). The deposit is currently owned 100% by PFN. On May 1, 2012 PFN announced a new NI43-101 compliant mineral resource estimation. The estimated Measured + Indicated mineral resources at a cut-off grade of 0.80 g/t PdEq total 91,339,500 tonnes grading 0.84 g/t Pd+Pt+Au, 0.06% copper and 0.02% nickel (1.38 g/t PdEq). The Inferred resources total 35,911,000 tonnes grading 0.53 g/t Pd+Pt+Au, 0.06% copper and 0.03% nickel (1.07 g/t PdEq).  The distribution of the River Valley mineral resources is represented in Figure 2.

Figure 1. Location of the PFN’s 100% owned River Valley PGM Project relative to the Sudbury and its metallurgical facilities, northern Ontario, Canada Valley Property, Sudbury region.

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Figure 2. Distribution of the NI43-101 compliant mineral resources on the River Valley PGM Project.

With these mineral resources, the River Valley Project is to be assessed as a large open pit PGM-Cu-Ni mining and milling operation as the project advances towards a Preliminary Economic Assessment (Scoping) Study.  In support of this study, a metallurgical test program is to be completed and build on limited preliminary test work completed intermittently between 1999 and 2006. SGS Canada Inc. has extensive experience with these types of low sulphide mineralization, particularly in the development of economically viable flow sheets. The metallurgical test program includes sample preparation and characterization, grindability testing, ore beneficiation, flotation testing and environmental testing.  Initial ore sorting and dense media separation tests may also be performed.

Two diamond drill holes will provide material for the metallurgical test program.  One of the holes will be drilled at the Dana North Zone and the other at the Dana South Zone.  Each hole is anticipated to provide 500 kg of core material, allowing for: 1) extensive test work on a single composite sample from each zone plus an overall composite sample of the two zones; and 2) comprehensive assaying and QEMSCAN studies to follow the PGM during the test work. The drilling is planned to be completed and the materials delivered to SGS in August.  The test program should be completed by the end of the year. Mr. Al Hayden, P.Eng.. and Associate of NordPro Mine & Project Management Services (Thunder Bay) has been hired by PFN as its metallurgical consultant to supervise the study and review results.

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About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. The River Valley Project is one of the largest undeveloped primary PGM Projects in North America. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada’s largest nickel‐copper‐PGM mining and metal recovery centre.

The NI43-101 compliant mineral resources for the River Valley Project effective May 1, 2012 are as follows:

Notes to Mineral Resources in above table

1.	The mineral resource estimates in this press release use the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The mineral resource estimates provided in this report are classified as “measured”, “indicated”, or “inferred” as defined by CIM. According to the CIM definitions, a Mineral Resource must be potentially economic in that it must be “in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction”.

2.	For the River Valley project, a palladium equivalent (PdEq) cut-off grade was assigned based on economic assumptions from comparisons to other projects, and was used in the resource estimations. Resources reported in this press release use a cut-off of 0.80 g/t PdEq. Grades have assumed 100% recoveries. The parameters used to generate the PdEq value are provided below:

PdEq=( (Au grade*$Au*Factor1)+(Pt grade*$Pt*Factor1)+(Pd grade*$Pd*Factor1)+(Ni grade*$Ni*Factor2)+(Cu grade*$Cu*Factor2) +(Co grade*$Co*Factor3))/ ($Pd*Factor1)

$Au = US$1271 per oz.
$Pt = US$1885 per oz.
$Pd = US$896 per oz.
$Ni = US$ 9.74 per lb.
$Cu = US$3.00 per lb.
$Co = US$15.90 per lb.
Factor1 = 0.0321508 (converts ounce per tonne to grams per tonne)
Factor2 = 22.04622 (converts pounds to grade percent)
Factor3 = 0.002205 (converts pounds to ppm)

3.	The mineral resources were estimated using a block model with parent blocks of 10m x 10m x 5m and using ordinary kriging (OK) methods for grade estimation. A total of eight individual mineralized domains were identified. The determination technique of the mineral resource is based on the combination of geological modelling, geostatistics and conventional block modelling using the OK method of grade interpolation. The block model resource estimate prepared by the Tetra Tech, was based on more than 96,980 metres of diamond drilling in 462 diamond drill holes. The assay data was reviewed and a composite interval of 2.0 metres was used.

4.	Statistical and Variogram analyses were performed to determine the “nugget effect”.

5.	Rhodium grades were not estimated by the OK methodology. Rhodium values were determined using a regression formula based on the platinum and palladium grades. Rhodium values are not incorporated into the PdEq value. The PdEq value also does not include silver.

6.	The QAQC protocols and corresponding sample preparation and shipment procedures for the River Valley Project have been reviewed and approved by Tetra Tech.

7.	The NI43-101 compliant technical report was filed on SEDAR June 14, 2012

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Qualified Person Statement

This news release has been reviewed and approved for technical content by Dr. William Stone, President & COO of PFN, a Qualified Person under the provisions of National Instrument 43-101.

About Pacific North West Capital Corp

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option-joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. PFN also has PGM and nickel‐copper projects and properties in northwest Ontario, Saskatchewan, and Alaska.  The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital Corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital Corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements: Certain information presented, including discussions of future plans and operations, contains forward-looking statements involving substantial known and unknown risks and uncertainties. These forward-looking statements are subject to risk and uncertainty, many of which are beyond control of company management. These may include, but are not limited to the influence of general economic conditions, industry conditions, fluctuations of commodity prices and foreign exchange rate conditions, prices, rates, environmental risk, industry competition, availability of qualified staff and management, stock market volatility, timely and cost effective access to sufficient working capital or financing from internal and external sources. Actual results, performance, or achievements may differ materially from those expressed or implied by these forward looking statements.

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